PAID, INC.
                                4 Brussels Street
                               Worcester, MA 01610



                                          March 12, 2008


VIA EDGAR

Jim Allegreto
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C, 20549

Dear Mr. Allegreto:

On behalf of Paid, Inc. (the "Company"), we hereby respond to the Staff's comment letter dated February 19, 2008. The following repeats your comment with the Company's response:

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Results of Operations, page 11

1. Question - We have reviewed your response to prior comment 3 in our letter dated December 31, 2007. In future filings, please revise your disclosures to clarify that performing artists generally do not announce their specific tour plans and dates, including tour extensions, until approximately 45 to 120 days prior to the first concert and, consequently, predicting the impact of performing artists tours on your financial statements is highly unpredictable. Please confirm that you will provide ample disclosures of future performing artist tours that have been finalized at the time of your filing and tours you know with certainty will occur going forward.

      Response - In future filings, we will revise our disclosures to clarify that performing artists generally do not announce their specific tour plans and dates, including tour extensions, until approximately 45 to 120 days prior to the first concert and, consequently, predicting the impact of performing artists tours on our financial statements is highly variable. We confirm that we will provide ample disclosures of future performing artist tours that have been finalized at the time of our filing and tours we know with certainty will occur going forward.

Consolidated Statements of Cash Flows, page F-6

2. Question - We have reviewed your response to prior comment 9 in our letter dated December 31, 2007. Since issuances of common stock in settlement of professional and consulting fee payables, employee payroll liabilities, and interest payables are non-cash transactions that do not impact operating activities, please consider renaming these cash flow line items to more clearly reflect that you are adding back non-cash expenses as opposed to the current focus on issuances of common stock.

      Response - In future filings we will consider renaming these line items in the cash flow statement to more clearly reflect the fact that we are adding back non-cash expenses as opposed to the current focus on issuances of common stock.

Revenue Recognition, page F-8

3. Question - We have reviewed your response to prior comment 13 in our letter dated December 31, 2007 and continue to believe that you should defer and recognize fan club revenue membership fees over the membership terms in accordance with SAB topic 13.A.3.f. It appears that you are obligated to provide customers with services over their membership terms and that the earning process is not completed until you perform under the terms of the membership arrangements and the terms have expired. The fact that the non-merchandise components of the memberships are intangible in nature and result in "no incremental costs" are inconsequential to the timing of revenue recognition. Furthermore, it appears that a customer would consider the non-merchandise benefits of membership to be more than perfunctory and the absence of those benefits would likely result in customers ascribing a lower value to the merchandise deliverables. Please revise your financial statements accordingly or tell us why you still believe your current accounting treatment is appropriate. Please also quantify for us the amount of fan club membership fees recognized in revenues for the historical periods presented.

      Response - We have reviewed Topic 13.A.3.f. and have concluded that the fan club membership fees should appropriately be recognized ratably over the twelve month term of the membership. Although there is no linkage between the membership fees and any subsequent charges to customers for goods and services, we acknowledge that there is value in the opportunities that membership provides to a member and that this value is earned over time.

      Attachment A to this letter displays the amount for fan club membership fees recognized in revenues for each quarter in calendar years 2005, 2006 and 2007, the total revenues related to fan club memberships, merchandise, and fan experiences, and the amounts of any potential restatement related to this matter.

      The Company has evaluated Attachment A in conjunction with SAB 99 to evaluate whether the correction would have a material impact on the financial statements. The overriding principle in this evaluation has been whether the restatement would be significant enough to cause the judgment of a reasonable person relying on the financial statements to have been changed or influenced by the correction. As can be seen from Attachment A, the potential restatement related to this matter would only affect the loss per share in one of the eleven quarters of reporting during 2005, 2006 and 2007, and in that one quarter the effect is to reduce the net loss per share from $.01 to zero. In addition, the annual effect on the net loss for 2005 and 2006 is to increase it from $3.498 million to $3.651 million in 2005 and to decrease it from $1.704 million to $1.652 million in 2006. Measured against the overriding principles in SAB 99 discussed above, management has concluded that the amounts are not material to the financial statements taken as a whole.

4. Question - We have reviewed your response to prior comment 15 in our letter dated December 31, 2007. We agree that APBO no. 29 is the guidance regarding the basis at which to record the exchange. We further note that unless one of the conditions of paragraph 20 of APBO no. 29, as amended by SFAS no. 153 applies, your current accounting would not appear to conform with APBO no. 29. Considering that you routinely provide web hosting services to clients and routinely sell autographed merchandise, it appears that the fair values of the goods and services exchanged in the transaction can be determined with reasonable limits. If you do not agree, please provide more detail on why the cash price for web hosting would not be an accurate proxy for fair value assuming you have other customers that do pay a cash price. Otherwise, please revise your financial statements. Any subsequent impairment in the value of your signed inventory, such as upon an athlete's injury, should be adjusted via your inventory reserves and would not impact the amount of your web hosting revenues recognized.

      Response - As of December 31, 2006 the Company had never had an arrangement where an athlete paid a cash price for this service and, therefore, there was no accurate proxy for the value of this service. In addition, early in 2007 the Company discontinued hosting athletes' websites on this basis since the model did not seem to be working. More recently the Company entered into an arrangement for hosting an athlete's website where they are paid a fee for building out the site, and then a nominal monthly fee for hosting it.

      Any possible restatement related to this matter will have the effect of increasing revenues of the Company and reducing gross margin on the sale of Company owned products to the extent of these increased revenues, albeit potentially in different accounting periods.

      Management has estimated, based upon its experience in hosting websites and in selling autographed merchandise, the revenue associated with hosting athlete's websites, and has calculated the amortization of that revenue over the term of the hosting agreement.

      The Company has also expended significant effort to determine if inventories of autographs at each reporting date can be determined. The Company never captured this inventory information, so it is not available. Consequently, the Company is not able to determine the amount of additional cost of merchandise sold which should be recognized in any of the historical periods.

      Attachment B to this letter displays the amount of Web hosting revenues recognized for each quarter in calendar years 2005, 2006 and 2007, and the amounts of any potential restatement related to this matter. This attachment does not give effect to the additional merchandise costs that would be recognized in any accounting period since the required data to determine this is not available. As can be seen from Attachment B, the potential restatement related to this matter would have no effect to the net loss per share for any of the eleven quarters of reporting during 2005, 2006 or 2007. In addition, the annual affect on the Loss for 2005 and 2006 is to decrease it from $3.498 million to $3.466 million in 2005 and to decrease it from $1.704 million to $1.685 million in 2006. Management measured these factors against the overriding principles in SAB 99 discussed above, and concluded that these amounts are not deemed material.

Shipping and Handling fees and costs, page F-9

5. Question - We have reviewed your response to prior comment 17 in our letter dated December 31, 2007. As required by EITF 00-10, please disclose in future filings the amount of shipping and handling costs included in selling, general and administrative costs to the extent the costs are significant.

      Response - As required by EITF 00-10, in future filings we will disclose the amount of shipping and handling costs included in selling, general and administrative costs to the extent the costs are significant.

Note 5. Intangible Assets, page F-12

6. Question - We have reviewed your response to prior comment 18 in our letter dated December 31, 2007 and note that certain of your intangible assets still in use have been fully depreciated. Please tell us how you determine the service lives of your intangible assets and explain why you did not adjust the estimated useful lives of your fully depreciated assets still in use to reflect the extended use at the point it became clear that such assets would be in service past their depreciable lives. Please supplementally quantify for us the gross amount of fully depreciated intangible assets that were still in use at December 31, 2006.

      Response - The only intangible asset that was not fully depreciated at December 31, 2006 was the patent pending. All other intangible assets were fully depreciated. The remaining fully depreciated assets are no longer being utilized, but are believed to still have some nominal residual value and could possibly be sold. However, for presentation purposes we will reflect the net assets on our balance sheet.

Note 14. Restatement, page F-18

7. Question - We have reviewed your response to prior comment 18 in our letter dated December 31, 2007, noting that you disclose "there should be no entry" for receipt of the call options "until the call options are exercised". Please tell us why receipt of the call options under your settlement agreement with seller did not receive accounting treatment. As suggested by paragraph B177 of SFAS 141, settlement of business combination disputes should be charged or credited to income or, in your particular case, reflected as a capital transaction. Given that guidance, tell us why the fair value of the options received was not recorded as a capital transaction on the settlement date. Please revise your financial statements accordingly, or explain to us in detail your basis for deferring recognition to a date(s) later than receipt of call options or receipt of the cash for the call options. We may have further comment.

      Response - There was no accounting recognition of this transaction at the settlement date, since the amount of the settlement was not fixed and determinable at that time. The settlement provided the Company with call options for 2,000,000 shares of its own common stock exercisable at $.001 per share at a time when the stock was trading in the market at $.30 per share. The Company could not quickly liquidate this consideration since putting 2,000,000 shares of its stock on the market at one time would detrimentally affect the market. In addition, ARB 43 precludes the Company from showing any gains or losses associated with trading in the Company's own stock in the results of operations. Thus, we concluded that this transaction should be accounted for as a capital transaction.

      Consequently, the Company concluded that the proper accounting was to not give it any accounting recognition at the settlement date but to report any proceeds associated with the liquidation of the call options as increases in paid in capital when they occurred. From the date of the settlement the Company had always planned on assigning these call options to third parties in exchange for cash and that this assignment would provide measurement of the value of the transaction.

Note 7. Common Stock, page F-13

8. Question - We have reviewed your responses to prior comments 20 and 22 in our letter dated December 31, 2007. In enhancing clarity of your filing we believe you should revise your disclosures for the following items:

      o Please present three separate stock option roll-forward tables, including separate tables for option grants to employees in lieu of payroll, option awards to employees that are supplemental to recurring compensation, if any, and options granted to non-employees;

      o Clarify why you indicate at the bottom of page F-10 that no options were issued in calendar 2006, hence no stock-based compensation in 2006, when page F-15 indicates approximately 8 million options were granted;

      o When presenting stock option expense amounts, please clarify if the expense relates to recurring payroll expenses, stock based awards supplemental to an employee's recurring compensation, or non-employee consulting fees.

      o Please disclose the Black Scholes valuation assumptions required by paragraph A240(e) of SFAS 123(R) and separately disclose assumptions for option grants to employees in lieu of payroll and assumptions for option grants to employees unrelated to payroll. Since you issue options to employees in lieu of payroll, as opposed to issuing shares or restricted shares, you must provide the disclosures required by paragraph A240(e). Please also note that you must use an option valuation model in complying with SFAS no. 123(R). If the difference between fair value as determined and intrinsic value is immaterial, then you should disclose such.

      Response - In future filings, the Company will enhance its disclosures related to stock options to provide separate stock option roll-forward tables, including separate tables for option grants to employees in lieu of payroll, option awards to employees that are supplemental to recurring compensation, if any, and options granted to non-employees.

      The disclosures at the bottom of page F-10 should have been enhanced to indicate that there were no options granted during the year ended December 31, 2006 other than those awarded under the 2001 Plan, which is more fully described in note 7 to the financial statements.

      When presenting stock option expense amounts, we will more clearly disclose the amount of expense related to recurring payroll expenses, stock based awards supplemental to employees' recurring compensation, or non-employee consulting fees.

      We will disclose the Black Scholes valuation assumptions required by paragraph A240(e) of SFAS 123(R) and separately disclose assumptions for option grants to employees in lieu of payroll and assumptions for option grants to employees unrelated to payroll. If the difference between fair value as determined under the Black Scholes valuation and the intrinsic value is immaterial we will disclosure such. A series of Black Scholes calculations has been made with respect to the awards to employees in lieu of payroll which do indicate that the difference between the fair value and intrinsic value is immaterial. Assumptions used in those calculations were as follows:

          Expected term (based upon historical experience)        <1 week
          Expected volatility                                     115.62%
          Expected dividends                                      None
          Risk free interest rate                                 4%
          Discount for post vesting restrictions                  None

9. Question - We have reviewed your response to prior comment 21 in our letter dated December 31, 2007. Please provide us with further details about the terms of your option grants to employees in lieu of payroll and explain your related accounting treatment. Please tell us if employees are granted options on each payroll date or if they are issued on a separate timetable, such as on a quarterly, or annual, basis. Please tell us how the number of options issueable under these arrangements is determined and specify if that number fluctuates from pay period to pay period as the fair value of your stock changes or if the number of options is fixed up front. Explain to us the mechanics of cashless exercise including involvement of a broker and the market such shares are sold into. Please tell us if 100% of the option grants are immediately exercised in cashless or other transactions or if a portion of the grants remain unexercised for a period beyond grant date. Finally provide us a schedule of the options issued and the related Form S-8 filings for the preceding 3 years. Identify the employees or consultants issued options including any officers or directors of the Company. We may have further comment

      Response - Employees who have elected to participate in this program are granted options in lieu of payroll bi-weekly. Employees who have not elected to participate in the S-8 option program are paid weekly. The number of options granted to each employee is determined by dividing each individual's salary by the market value of the Company's stock on the grant date. Since the grant date is on Friday, the Thursday (day before grant) evening close is used to determine market value. Consequently, the number of options granted to each employee fluctuates from period to period. As the market value of the Company's stock goes up the number of options granted goes down, and as the market value of the Company's stock goes down, the number of options granted goes up. The number of options granted is not fixed up front.

      Options granted are exercisable at par value, or $.001 per share. Since the exercise price of the options is so small, the Company has not required employees to remit the exercise price (10,000 shares at $.001 is $10), resulting in a cashless exercise. Substantially all participating employees have authorized the Company to treat each option grant as exercised on the grant date so the Company, within a matter of days of grant, instructs the transfer agent to issue the related shares by either issuing a certificate to the employee, if that is the employee's instruction, or to deposit the shares into the employee's brokerage account. Employees are then able to sell into the market like any other investor. Since the 2001 Plan was adopted there have been only a couple of awards that were not immediately exercised. During 2005 and 2006 every option granted to employees was exercised within a matter of days of grant.

      Periodically, the Company will award to employees who generally do not participate in this program a bonus which is paid in the form of options under this program. Again, the number of options awarded is determined by the market price on the night before the award and all of these options have been exercised as discussed above.

      Attachment C provides a list of the number of option awards and the intrinsic value, which approximates fair value, of the awards granted to employees and consultants during 2004, 2005 and 2006 under this arrangement. Executive Officers and Directors of the Company do not participate in this program.

      We have attached the S-8 filings for 2004 through 2006 and as Attachments E and F.

      Summary Conclusions - Attachment D presents summary information related to an aggregation of all potential restatements to the Company's financial statements for the reporting periods during 2005, 2006 and 2007. This is provided to demonstrate that the potential misstatements, in the aggregate would not produce a material change to the financial statements. We considered the items discussed in SAB 99. The overriding principle in this evaluation has been whether the restatement would be significant enough to cause the judgment of a reasonable person relying on the report to have been changed or influenced by the correction. Inasmuch as the only period in which the potential restatements would affect the loss per share is for the quarter ended June 30, 2005 where the loss per share would be reduced from $.01 to zero (actually by 2/100 of a cent, from $.0051 per share to $.0049 per share) we consider the adjustments giving rise to any potential restatement to be immaterial.

      Consequently, the Company proposes that on a prospective basis it will change its accounting for web hosting and fan club membership revenues as discussed in responses

      3 and 4 above, and enhance future disclosures as discussed in responses 1, 2, 5 and 8 above. The hangover of deferred revenue from 2006 to 2007 would have been $175,400. Consequently, the effect of accounting for these items prospectively on 2007 would be approximately a $175,400 understatement of 2007 revenues and an overstatement of the 2007 operating loss by the same amount. Preliminary information indicates that Fan experience revenues, which include the membership fees, for 2007 will be approximately $3,375,000 and total revenues for 2007 will be approximately $3,500,000. This same preliminary information shows that the Company will report a loss of approximately $2,500,000. Even though this represents approximately 5% of revenues and 7% of the operating loss, we do not consider this to be material to the 2007 financial statements. We do not believe that this difference would be significant enough to cause the judgment of a reasonable person relying on the report to have been changed or influenced by the correction.

      Since management has concluded that the effect on the first three quarters of 2007 is not material, the provisions of paragraphs 16 and 17 of SFAS 154 need not be applied.

We trust that the foregoing provides the additional facts and data necessary to answer the Staff's concerns related to this accounting. Please feel free to call or contact us with any additional comments or questions.

Very truly yours,

PAID, INC.


By:   /s/ Richard Rotman
   -----------------------------
     Richard Rotman
     Vice President and CFO

                                                                    Attachment A
                                   Paid, Inc.
                     Fan Club Membership Revenue Recognition
                                  2005 and 2006

                                     Fan Club
                                   memberships,
                                    Merchandise              Fan Club                                      Fan Club
                                     and Fan                Membership                                   memberships,
                                    Experience           Fees recognized                               Merchandise and
                                   Revenues, as           in revenues as           Amounts of           Fan Experience
                                    originally              originally           any potential           Revenues, if
                                     reported                reported             restatement              restated
                                ----------------          --------------        --------------         ---------------
Quarter ended
     3/31/2005                   $    267,980           $    184,598         a $   (124,801)           $    143,179
     6/30/2005                        137,747                 44,567                 31,048                 168,795
     9/30/2005                        153,183                 76,117                 10,133                 163,316
Year ended
     12/31/2005                     3,228,375                491,623               (152,952)              3,075,423

Quarter ended
     3/31/2006                   $  2,647,495           $    160,967           $    (45,227)           $  2,602,268
     6/30/2006                        433,527                117,388                  7,342                 440,869
     9/30/2006                      1,338,341                107,252                 38,014               1,376,355
Year ended
     12/31/2006                     7,277,811                461,038                 51,665               7,329,476

Quarter ended
     3/31/2007                   $    359,907                122,789                (17,445)           $    342,462
     6/30/2007                        812,568                 97,683                  9,114                 821,682
     9/30/2007                      1,526,138                 58,604                 35,076               1,561,214

                                               Net loss
------------------------------------------------------------------------------------------------
                                                                                After potential
                                                           Potential              restatement
                                 As originally           restatement for              for
                                    reported              Memberships             memberships
                                ----------------         ---------------        ---------------
Quarter ended
     3/31/2005                       (978,935)              (124,801)            (1,103,736)
     6/30/2005                       (916,556)                31,048               (885,508)
     9/30/2005                     (1,050,664)                10,133             (1,040,531)
Year ended
     12/31/2005                    (3,498,162)              (152,952)            (3,651,114)

Quarter ended
     3/31/2006                       (251,964)               (45,227)              (297,191)
     6/30/2006                       (550,743)                 7,342               (543,401)
     9/30/2006                       (647,356)                38,014               (609,342)
Year ended
     12/31/2006                    (1,704,108)                51,665             (1,652,443)

Quarter ended
     3/31/2007                       (917,250)               (17,445)              (934,695)
     6/30/2007                       (417,188)                 9,114               (408,074)
     9/30/2007                       (442,606)                35,076               (407,530)

                             Weighted Average Shares Outstanding
------------------------------------------------------------------------------------------------
Quarter ended
     3/31/2005                    174,303,402                                   174,303,402
     6/30/2005                    178,777,729                                   178,777,729
     9/30/2005                    183,403,606                                   183,403,606
Year ended
     12/31/2005                   184,008,727                                   184,008,727

Quarter ended
     3/31/2006                    198,844,439                                   198,844,439
     6/30/2006                    206,913,261                                   206,913,261
     9/30/2006                    215,893,397                                   215,893,397
Year ended
     12/31/2006                   210,364,212                                   210,364,212

Quarter ended
     3/31/2007                    222,498,093                                   222,498,093
     6/30/2007                    225,722,300                                   225,722,300
     9/30/2007                    227,655,800                                   227,655,800

                               Earnings per share
------------------------------------------------------------------------------------------------
Quarter ended
     3/31/2005                     $    (0.01)                                  $     (0.01)
     6/30/2005                     $    (0.01)                                  $        --
     9/30/2005                     $    (0.01)                                  $     (0.01)
Year ended
     12/31/2005                    $    (0.02)                                  $     (0.02)

Quarter ended
     3/31/2006                     $       --                                   $        --
     6/30/2006                     $       --                                   $        --
     9/30/2006                     $       --                                   $        --
Year ended
     12/31/2006                    $    (0.01)                                  $     (0.01)

Quarter ended
     3/31/2007                     $       --                                   $        --
     6/30/2007                     $       --                                   $        --
     9/30/2007                     $       --                                   $        --

     a    includes effect of spillover from 2004 of $74,000

                                                                    Attachment B

                                   Paid, Inc.
                         Web Hosting Revenue Recognition
                                  2005 and 2006

                                                                                Amounts of
                                                                               any potential
                                           As originally reported               restatement
                                          ------------------------             -------------
Quarter ended
     3/31/2005                                   $        2,987              $        8,214
     6/30/2005                                            8,051                       8,014
     9/30/2005                                            3,303                       7,920
Year ended
     12/31/2005                                          12,119                      32,042

Quarter ended
     3/31/2006                                   $        1,771              $        7,659
     6/30/2006                                           15,579                       5,149
     9/30/2006                                            2,763                       3,413
Year ended
     12/31/2006                                          33,056                      18,683

Quarter ended
     3/31/2007                                           10,966                       1,857
     6/30/2007                                           10,181                       1,410
     9/30/2007                                            4,336                       1,268

                                    Net loss
------------------------------------------------------------------------------------------------
                                                                                   After
                                                                                 potential
                                                         Potential              restatement
                                   As originally       restatement for              for
                                     reported            Memberships             memberships
                                  -------------       -----------------        ---------------
Quarter ended
     3/31/2005                       (978,935)            8,214                    (970,721)
     6/30/2005                       (916,556)            8,014                    (908,542)
     9/30/2005                     (1,050,664)            7,920                  (1,042,744)
Year ended
     12/31/2005                    (3,498,162)           32,042                  (3,466,120)

Quarter ended
     3/31/2006                       (251,964)            7,659                    (244,305)
     6/30/2006                       (550,743)            5,149                    (545,594)
     9/30/2006                       (647,356)            3,413                    (643,943)
Year ended
     12/31/2006                    (1,704,108)           18,683                  (1,685,425)

Quarter ended
     3/31/2007                       (917,250)            1,857                    (915,393)
     6/30/2007                       (417,188)            1,410                    (415,778)
     9/30/2007                       (442,606)            1,268                    (441,338)

                       Weighted Average Shares Outstanding
------------------------------------------------------------------------------------------------
Quarter ended
     3/31/2005                    174,303,402                                   174,303,402
     6/30/2005                    178,777,729                                   178,777,729
     9/30/2005                    183,403,606                                   183,403,606
Year ended
     12/31/2005                   184,008,727                                   184,008,727

Quarter ended
     3/31/2006                    198,844,439                                   198,844,439
     6/30/2006                    206,913,261                                   206,913,261
     9/30/2006                    215,893,397                                   215,893,397
Year ended
     12/31/2006                   210,364,212                                   210,364,212

Quarter ended
     3/31/2007                    222,498,093                                   222,498,093
     6/30/2007                    225,722,300                                   225,722,300
     9/30/2007                    227,655,800                                   227,655,800

                               Earnings per share
------------------------------------------------------------------------------------------------
Quarter ended
     3/31/2005                    $     (0.01)                                  $     (0.01)
     6/30/2005                    $     (0.01)                                  $     (0.01)
     9/30/2005                    $     (0.01)                                  $     (0.01)
Year ended
     12/31/2005                   $     (0.02)                                  $     (0.02)

Quarter ended
     3/31/2006                    $        --                                   $        --
     6/30/2006                    $        --                                   $        --
     9/30/2006                    $        --                                   $        --
Year ended
     12/31/2006                   $     (0.01)                                  $     (0.01)

Quarter ended
     3/31/2007                    $        --                                   $        --
     6/30/2007                    $        --                                   $        --
     9/30/2007                    $        --                                   $        --

                                                                    Attachment C

                                   Paid, Inc.
                                  Option Awards
                                  2005 and 2006

                                     2004                                 2005                                   2006
                        ---------------------------------  --------------------------------       ---------------------------------
                                        Intrinsic Value,                   Intrinsic Value,                       Intrinsic Value,
                                           which is                           which is                                which is
                           Number of     substantially      Number of      substantially           Number of        substantially
                           options       the same as         options        the same as             options          the same as
                           awarded        fair value         awarded         fair value             awarded           fair value
                        ---------------------------------  --------------------------------       ---------------------------------

Employees payroll            800,679     $    193,515        1,561,315     $    311,680              1,195,799          $    263,016

Consultants                4,240,573        1,047,984        7,064,926        1,285,830              6,769,876             1,019,319

                        ---------------------------------  --------------------------------       ---------------------------------

Total                      5,041,252     $  1,241,499        8,626,241     $  1,597,510              7,965,675          $  1,282,335
                        ============================================================================================================

                                                                    Attachment D

                                   Paid, Inc.
                            Total Revenue Recognition
                                  2005 and 2006

                                                                    Total Amounts
                                        Total Revenues,                of any                Total Revenues,
                                         as originally                 potential            after all potential
                                           reported                  restatement               restatements
                                   --------------------------    -------------------     ---------------------
Quarter ended
       3/31/2005                       $      859,653         a  $      (116,587)           $      743,066
       6/30/2005                              633,356                     39,062                   672,418
       9/30/2005                              492,367                     18,053                   510,420
Year ended
       12/31/2005                           4,920,123                   (120,910)                4,799,213

Quarter ended
       3/31/2006                       $    2,806,841             $      (37,568)           $    2,769,273
       6/30/2006                              604,388                     12,491                   616,879
       9/30/2006                            1,499,154                     41,427                 1,540,581
Year ended
       12/31/2006                           8,048,854                     70,348                 8,119,202

Quarter ended
       3/31/2007                              468,421             $      (15,588)                  452,833
       6/30/2007                              843,945                     10,524                   854,469
       9/30/2007                            1,586,602                     36,344                 1,622,946


                                                  Net loss
---------------------------------------------------------------------------------------------------------------
                                                                    Total Amounts
                                                                       of any               After potential
                                         As originally                 potential            restatement for
                                           reported                   restatement             memberships
                                   --------------------------     -----------------         -----------------
Quarter ended
       3/31/2005                             (978,935)                  (116,587)              (1,095,522)
       6/30/2005                             (916,556)                    39,062                 (877,494)
       9/30/2005                           (1,050,664)                    18,053               (1,032,611)
Year ended
       12/31/2005                          (3,498,162)                  (120,910)              (3,619,072)

Quarter ended
       3/31/2006                             (251,964)                   (37,568)                (289,532)
       6/30/2006                             (550,743)                    12,491                 (538,252)
       9/30/2006                             (647,356)                    41,427                 (605,929)
Year ended
       12/31/2006                          (1,704,108)                    70,348               (1,633,760)

Quarter ended                                                                 --
       3/31/2007                             (917,250)                   (15,588)                (932,838)
       6/30/2007                             (417,188)                    10,524                 (406,664)
       9/30/2007                             (442,606)                    36,344                 (406,262)

                                          Weighted Average Shares Outstanding
---------------------------------------------------------------------------------------------------------------
Quarter ended
       3/31/2005                          174,303,402                                         174,303,402
       6/30/2005                          178,777,729                                         178,777,729
       9/30/2005                          183,403,606                                         183,403,606
Year ended
       12/31/2005                         184,008,727                                         184,008,727

Quarter ended
       3/31/2006                          198,844,439                                         198,844,439
       6/30/2006                          206,913,261                                         206,913,261
       9/30/2006                          215,893,397                                         215,893,397
Year ended
       12/31/2006                         210,364,212                                         210,364,212

Quarter ended
       3/31/2007                          222,498,093                                         222,498,093
       6/30/2007                          225,722,300                                         225,722,300
       9/30/2007                          227,655,800                                         227,655,800

                                                    Earnings per share
---------------------------------------------------------------------------------------------------------------
Quarter ended
       3/31/2005                      $         (0.01)                                    $         (0.01)
       6/30/2005                      $         (0.01)                                    $            --
       9/30/2005                      $         (0.01)                                    $         (0.01)
Year ended
       12/31/2005                     $         (0.02)                                    $         (0.02)

Quarter ended
       3/31/2006                      $            --                                     $            --
       6/30/2006                      $            --                                     $            --
       9/30/2006                      $            --                                     $            --
Year ended
       12/31/2006                     $         (0.01)                                    $         (0.01)

Quarter ended
       3/31/2007                      $            --                                     $            --
       6/30/2007                      $            --                                     $            --
       9/30/2007                      $            --                                     $            --


a      includes affect of spillover from 2004 of $74,000

                                                                    Attachment E

As filed with the Securities and Exchange Commission on June 30, 2006

                                                     Registration No. 333-135553
             ======================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                                   PAID, INC.
             (Exact Name of Registrant as Specified in its Charter)

                       Delaware                      73-1479833
          (State or Other Jurisdiction of        (I.R.S. Employer
           Incorporation or Organization)       Identification Number)

              4 Brussels Street, Worcester, MA 01610 (508-791-6710)
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                           --------------------------

         SALES ONLINE DIRECT, INC. 2001 NON-QUALIFIED STOCK OPTION PLAN
                              (Full title of Plan)

                           --------------------------

                                 Gregory Rotman
                                    President
                                   Paid, Inc.
                     4 Brussels Street, Worcester, MA 01610
                                 (508) 791-6710
                      (Name, Address and Telephone Number,
                   Including Area Code, of Agent for Service)

                                 with a copy to:

                             Michael A. Refolo, Esq.
                              Bowditch & Dewey, LLP
                      311 Main Street, Worcester, MA 01608
                                 (508) 926-3425
                           --------------------------

                         CALCULATION OF REGISTRATION FEE


================================================================================

                                    Proposed        Proposed
    Title of                         maximum         maximum        Amount of
 securities to    Amount to be   offering price     aggregate     registration
 be registered     registered       per share    offering price        fee
--------------------------------------------------------------------------------
Common Stock,
$.001 par value   10,000,000(2)       $.48         $4,800,000        $513.60

================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, on the basis of the average of the high and low reported price of the Common Stock as reported on the National Association of Securities Dealers OTC Bulletin Board on June 23, 2006.

(2) This Registration Statement covers 10,000,000 additional shares of common stock of Paid, Inc. that are being registered pursuant to the Sales OnLine Direct, Inc. 2001 Non-Qualified Stock Option Plan, as amended (the "Amended Plan"). These shares reflect an increase of 10,000,000 shares authorized under the Amended Plan. This Registration Statement also relates to such presently indeterminable number of additional shares of Common Stock are also registered hereunder as may be issued in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split or other similar change in Common Stock.

================================================================================

                                EXPLANATORY NOTE

      This Registration Statement is filed pursuant to General Instruction E of Form S-8 for the purpose of registering 10,000,000 additional shares of common stock, par value $0.001 per share ("Common Stock"), of Paid, Inc., a Delaware corporation (the "Registrant"), reserved for issuance upon the exercise of stock options or the issuance of restricted stock awards that may be granted under the Sales OnLine Direct, Inc. 2001 Non-Qualified Stock Option Plan. The contents of the Registrant's previously filed Form S-8 Registration Statement No. 333-55180, 333-63268, 333-68718, 333-81290, 333-104402, 333-108529, and 333-125194 as filed with the SEC on February 7, 2001, June 19, 2001, August 30, 2001, January 24, 2002, April 9, 2003, September 5, 2003, and May 24, 2005 respectively, are hereby incorporated by reference in this Registration Statement.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8. Exhibits.

Number        Description
------        -----------

4.1* Specimen Common Stock Certificate (Filed as Exhibit 4.1 to the Registrant's Registration Statement on Form SB-2 (Reg. No. 333-48542))

5**           Legal Opinion of Bowditch & Dewey, LLP

23.1** Consent of Bowditch & Dewey, LLP (contained in its opinion filed as Exhibit 5).

23.2**        Consent of Carlin, Charron & Rosen, LLP

24**          Power of Attorney

99.1** Sales OnLine Direct, Inc. 2001 Non-Qualified Stock Option Plan, as amended

----------

* Incorporated by reference. In accordance with Rule 411 promulgated pursuant to the Securities Act, reference is made to the documents noted which have been previously filed with the Commission, and are incorporated by reference herein.

**      Filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Form S-8 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Worcester, Massachusetts, on June 30, 2006.

                          PAID, INC.


                          By:  /s/ Gregory Rotman
                               -------------------------
                               Gregory Rotman, President

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gregory Rotman and Richard Rotman, and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-8 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      Signature                    Title                               Date
      ---------                    -----                               ----

      /s/ Gregory Rotman           Director, President and Chief       June 30, 2006
      -----------------------      Executive Officer (Principal
      Gregory Rotman               Executive Officer)


      /s/ Richard Rotman           Director, Chief Financial           June 30, 2006
      -----------------------      Officer, Vice President and
      Richard Rotman               Treasurer (Principal Financial
                                   Officer)


      /s/ Andrew Pilaro
      -----------------------
      Andrew Pilaro                Director                            June 30, 2006

                                  EXHIBIT INDEX

Exhibit
Number
------------

4.1* Specimen Common Stock Certificate (Filed as Exhibit 4.1 to the Registrant's Registration Statement on Form SB-2 (Reg. No. 333-48542))

5**           Legal Opinion of Bowditch & Dewey, LLP

23.1** Consent of Bowditch & Dewey, LLP (contained in its opinion filed as Exhibit 5)

23.2**        Consent of Carlin, Charron & Rosen, LLP

24**          Power of Attorney

99.1** Sales OnLine Direct, Inc. 2001 Non-Qualified Stock Option Plan, as amended

----------

* Incorporated by reference. In accordance with Rule 411 promulgated pursuant to the Securities Act, reference is made to the documents noted which have been previously filed with the Commission, and are incorporated by reference herein.

**      Filed herewith.

EXHIBIT 5

                                  June 30, 2006

Paid, Inc.
4 Brussels Street
Worcester, MA 01610

      Re:   Paid, Inc. Registration Statement on Form S-8

Gentlemen:

      We are counsel for Paid, Inc., a Delaware corporation (the "Company"). We have been asked to deliver this opinion in connection with the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), of a Registration Statement on Form S-8 (the "Registration Statement") relating to an additional 10,000,000 shares of the Company's Common Stock, $.001 par value per share (the "Shares") reserved for issuance under the 2001 Non-Qualified Stock Option Plan (the "Plan"). This opinion letter is being rendered in connection with the filing of the Registration Statement.

      We have examined copies of (i) the Certificate of Incorporation, as amended (ii) the Bylaws of the Company, as amended, (iii) the Registration Statement, (iv) the Plan, and (v) resolutions adopted by the Board of Directors of the Company relating to the matters referred to herein (collectively referred to as the "Documents").

      We have assumed, for the purposes of our opinion herein that any conditions to the issuance of the Shares under the Plan have been or will be satisfied in full. We have relied, without independent investigation, upon the representations and warranties of the various parties as to matters of fact contained in the Documents. We express no legal opinion upon any matter other than that explicitly addressed below, and our express opinion therein contained shall not be interpreted to be an implied opinion upon any other matter.

      Based upon and subject to the foregoing, we are of the opinion that the issuance of the Shares has been duly authorized and, when issued and paid for in accordance with the terms and conditions of the Plan, the Shares will be validly issued, fully paid, and non-assessable.

      The foregoing opinion is limited to the Delaware General Corporation Law, including reported judicial decisions related thereto and the Delaware Constitution, and the laws of the United States of America, and we do not express any opinion herein concerning any other law. We assume no obligation to supplement this opinion if any applicable laws change after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof. The opinion may be relied upon exclusively by you and not by any other person without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our Firm therein. In giving this opinion, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

                        Very truly yours,

                        BOWDITCH & DEWEY, LLP

                                  EXHIBIT 23.2
            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Sales OnLine Direct, Inc. 2001 Non-Qualified Stock Option Plan of our report dated March 17, 2006 with respect to our audit of the consolidated financial statements of Paid, Inc. (a Delaware corporation) included in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission.


Carlin, Charron & Rosen, LLP

Westborough, Massachusetts
June 30, 2006

EXHIBIT 99.1

                            SALES ONLINE DIRECT, INC.

                2001 NON-QUALIFIED STOCK OPTION PLAN, AS AMENDED

Section I. Purpose of the Plan.

      The purposes of this Sales OnLine Direct, Inc. 2001 Non-Qualified Stock Option Plan (the "2001 Plan") are (i) to provide long-term incentives and rewards to those key employees (the "Employee Participants") of Sales OnLine Direct, Inc., a Delaware corporation (the "Corporation"), and its subsidiaries (if any), and any other persons (the "Non-employee Participants") who are in a position to contribute to the long-term success and growth of the Corporation and its subsidiaries, (ii) to assist the Corporation in retaining and attracting executives and key employees and other persons with requisite experience and ability, and (iii) to associate more closely the interests of such executives and key employees and other persons with those of the Corporation's stockholders.

Section II. Definitions.

      "Code" is the Internal Revenue Code of 1986, as it may be amended from time to time.

      "Common Stock" is the common stock, $.001 par value, of the Corporation.

      "Committee" is defined in Section III, paragraph (a).

      "Corporation" is defined in Section I.

      "Employee Participants" is defined in Section I.

      "Fair Market Value" of any property is the value of the property as reasonably determined by the Committee.

      "Incentive Stock Option" is a stock option which is treated as an incentive stock option under Section 422 of the Code.

      "2001 Plan" is defined in Section I.

      "Non-employee Participants" is defined in Section I.

      "Non-qualified Option" is a Stock Option which does not qualify as an Incentive Stock Option or for which the Committee provides, in the terms of such option and at the time such option is granted, that the option shall not be treated as an Incentive Stock Option.

      "Parent Corporation" has the meaning provided in Section 424(e) of the Code.

      "Participants" are all persons who are either Employee Participants or Non-employee Participants.

      "Permanent and Total Disability" has the meaning provided in Section 22(e)(3) of the Code.

      "Rule 16b-3" means Securities and Exchange Commission Rule 16b-3.

      "Section 16" means Section 16 of the Securities Exchange Act of 1934, as amended, or any similar or successor statute, and any rules, regulations, or policies adopted or applied thereunder.

      "Stock Options" are rights granted pursuant to this 2001 Plan to purchase shares of Common Stock at a fixed price.

      "Subsidiary Corporation" has the meaning provided in Section 424(f) of the Code.

Section III. Administration.

      (a) The Committee. This 2001 Plan shall be administered by the Board of Directors or by a compensation committee consisting solely of two or more "non-employee directors", as defined in Rule 16b-3, who shall be designated by the Board of Directors of the Corporation (the administering body is hereafter referred to as the "Committee"). The Committee shall serve at the pleasure of the Board of Directors, which may from time to time, and in its sole discretion, discharge any member, appoint additional new members in substitution for those previously appointed and/or fill vacancies however caused. A majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present shall be deemed the action of the Committee.

      (b) Authority and Discretion of the Committee. Subject to the express provisions of this 2001 Plan and provided that all actions taken shall be consistent with the purposes of this 2001 Plan, and subject to ratification by the Board of Directors only if required by applicable law, the Committee shall have full and complete authority and the sole discretion to: (i) determine those persons who shall constitute key employees eligible to be Employee Participants and others who shall be eligible as Non-employee Participants; (ii) select the Participants to whom Stock Options shall be granted under this 2001 Plan; (iii) determine the size and the form of the Stock Options, if any, to be granted to any Participant; (iv) determine the time or times such Stock Options shall be granted including the grant of Stock Options in connection with other awards made, or compensation paid, to the Participant; (v) establish the terms and conditions upon which such Stock Options may be exercised and/or transferred, including the exercise of Stock Options in connection with other awards made, or compensation paid, to the Participant; (vi) make or alter any restrictions and conditions upon such Stock Options and the Stock received on exercise thereof, including, but not limited to, providing for limitations on the Participant's right to keep any Stock received on termination of employment; (vii) determine whether the Participant or the Corporation has achieved any goals or otherwise satisfied any conditions or requirements that may be imposed on or related to the exercise of Stock Options; and (viii) adopt such rules and regulations, establish, define and/or interpret these and any other terms and conditions, and make all determinations (which may be on a case-by-case basis) deemed necessary or desirable for the administration of this 2001 Plan.

      (c) Applicable Law. This 2001 Plan and all Stock Options shall be governed by the law of the state in which the Corporation is incorporated.

Section IV. Terms of Stock Options.

      (a) Agreements. Stock Options shall be evidenced by a written agreement between the Corporation and the Participant awarded the Stock Option. This agreement shall be in such form, and contain such terms and conditions (not inconsistent with this 2001 Plan) as the Committee may determine. The agreement shall include the following or a similar statement: "This stock option is not intended to be an Incentive Stock Option, as that term is described in Section 422 of the Internal Revenue Code of 1986, as amended."

      (b) Term. Stock Options shall be for such periods as may be determined by the Committee.

      (c) Purchase Price. The purchase price of shares purchased pursuant to any Stock Option shall be determined by the Committee, and shall be paid by the Participant or other person permitted to exercise the Stock Option in full upon exercise, (i) in cash, (ii) by delivery of shares of Common Stock (valued at their Fair Market Value on the date of such exercise), (iii) any other property (valued at its Fair Market Value on the date of such exercise), or (iv) any combination of cash, stock and other property, with any payment made pursuant to subparagraphs (ii), (iii) or (iv) only as permitted by the Committee, in its sole discretion. In no event will the purchase price of Common Stock be less than the par value of the Common Stock.

      (d) Restrictions. At the discretion of the Committee, the Common Stock issued pursuant to the Stock Options granted hereunder may be subject to restrictions on vesting or transferability.

      (e) Withholding of Taxes. Pursuant to applicable federal, state, local or foreign laws, the Corporation may be required to collect income or other taxes upon the grant of a Stock Option to, or exercise of a Stock Option by, a holder. The Corporation may require, as a condition to the exercise of a Stock Option, or demand, at such other time as it may consider appropriate, that the Participant pay the Corporation the amount of any taxes which the Corporation may determine is required to be withheld or collected, and the Participant shall comply with the requirement or demand of the Corporation. In its discretion, the Corporation may withhold shares to be received upon exercise of a Stock Option if it deems this an appropriate method for withholding or collecting taxes.

      (f) Securities Law Compliance. Upon exercise (or partial exercise) of a Stock Option, the Participant or other holder of the Stock Option shall make such representations and furnish such information as may, in the opinion of counsel for the Corporation, be appropriate to permit the Corporation to issue or transfer Stock in compliance with the provisions of applicable federal or state securities laws. The Corporation, in its discretion, may postpone the issuance and delivery of Common Stock upon any exercise of a Stock Option until completion of such registration or other qualification of such shares under any federal or state laws, or stock exchange listing, as the Corporation may consider appropriate. Furthermore, the Corporation is not obligated to register or qualify the shares of Common Stock to be issued upon exercise of a Stock Option under federal or state securities laws (or to register or qualify them at any time thereafter), and it may refuse to issue such shares if, in its sole discretion, registration or exemption from registration is not practical or available. The Corporation may require that prior to the issuance or transfer of Common Stock upon exercise of a Stock Option, the Participant enter into a written agreement to comply with any restrictions on subsequent disposition that the Corporation deems necessary or advisable under any applicable federal and state securities laws. Certificates of Common Stock issued hereunder shall bear a legend reflecting such restrictions.

      (g) Right to Stock Option. No employee of the Corporation or any other person shall have any claim or right to be a participant in this 2001 Plan or to be granted a Stock Option hereunder. Neither this 2001 Plan nor any action taken hereunder shall be construed as giving any person any right to be retained in the employ of or continue to be associated in any way with the Corporation. Nothing contained hereunder shall be construed as giving any person any equity or interest of any kind in any assets of the Corporation or creating a trust of any kind or a fiduciary relationship of any kind between the Corporation and any such person. As to any claim for any unpaid amounts under this 2001 Plan, any person having a claim for payments shall be an unsecured creditor.

      (h) Indemnity. Neither the Board of Directors nor the Committee, nor any members of either, nor any employees of the Corporation or any parent, subsidiary, or other affiliate, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with their responsibilities with respect to this 2001 Plan, and the Corporation hereby agrees to indemnify the members of the Board of Directors, the members of the Committee, and the employees of the Corporation and its parent or subsidiaries in respect of any claim, loss, damage, or expense (including reasonable counsel fees) arising from any such act, omission, interpretation, construction or determination to the full extent permitted by law.

      (i) Participation by Foreigners. Without amending this 2001 Plan, the Committee may modify grants made to Participants who are foreign nationals or employed outside the United States so as to recognize differences in local law, tax policy, or custom.

Section V. Amendment and Termination; Adjustments Upon Changes in Stock.

      The Board of Directors of the Corporation may at any time, and from time to time, amend, suspend or terminate this 2001 Plan or any portion thereof, provided that no amendment shall be made without approval of the Corporation's stockholders if such approval is necessary to comply with any applicable tax requirement, any applicable rules or regulations of the Securities and Exchange Commission, including Rule 16b-3 (or any successor rule thereunder), or the rules and regulations of any exchange or stock market on which the Corporation's securities are listed or quoted. Except as provided herein, no amendment, suspension or termination of this 2001 Plan may affect the rights of a Participant to whom a Stock Option has been granted without such Participant's consent. If there shall be any change in the Common Stock or to any Stock Option granted under this 2001 Plan through merger, consolidation, reorganization, recapitalization, stock dividend, stock split or other change in the corporate structure of the Corporation, appropriate adjustments may be made by the Committee (or if the Corporation is not the surviving corporation in any such transaction, the Board of Directors of the surviving corporation, or its designee) in the aggregate number and kind of shares subject to this 2001 Plan, and the number and kind of shares and the price per share subject to outstanding Stock Options. In connection with the foregoing, the Committee may issue new Stock Options in exchange for outstanding Stock Options.

Section VI. Shares of Stock Subject to the Plan.

      The number of shares of Common Stock that may be the subject of awards under this 2001 Plan shall not exceed an aggregate of 80,000,000 shares. Shares to be delivered under this 2001 Plan may be either authorized but unissued shares of Common Stock or treasury shares. Any shares subject to a Stock Option hereunder which for any reason terminates, is canceled or otherwise expires unexercised, and any shares reacquired by the Corporation due to restrictions imposed on the shares, shares returned because payment is made hereunder in Common Stock of equivalent value rather than in cash, and/or shares reacquired from a recipient for any other reason shall, at such time, no longer count towards the aggregate number of shares which have been the subject of Stock Options issued hereunder, and such number of shares shall be subject to further awards under this 2001 Plan, provided, first, that the total number of shares then eligible for award under this 2001 Plan may not exceed the total specified in the first sentence of this Section VI, and second, that the number of shares subject to further awards shall not be increased in any way that would cause this 2001 Plan or any Stock Option to not comply with Section 16, if applicable to the Corporation.

Section VII. Effective Date and Term of this Plan.

      The effective date of this 2001 Plan is February 1, 2001 (the "Effective Date") and awards under this 2001 Plan may be made for a period of ten years commencing on the Effective Date. The period during which a Stock Option may be exercised may extend beyond that time as provided herein.

DATE OF APPROVAL BY BOARD OF DIRECTORS: As of February 1, 2001, as amended June 12, 2001, August 28, 2001, January 22, 2002, April 7, 2003, September 5, 2003,
May 5, 2005, and June 30, 2006.

                                                                    Attachment F


As filed with the Securities and Exchange Commission on May 24, 2005

                                                    Registration No. 333-125194
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                                   PAID, INC.
             (Exact Name of Registrant as Specified in its Charter)

                        Delaware                    73-1479833
           (State or Other Jurisdiction of       (I.R.S. Employer
            Incorporation or Organization)     Identification Number)

              4 Brussels Street, Worcester, MA 01610 (508-791-6710)
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                           --------------------------

         SALES ONLINE DIRECT, INC. 2001 NON-QUALIFIED STOCK OPTION PLAN
                              (Full title of Plan)

                           --------------------------

                                 Gregory Rotman
                                    President
                                   Paid, Inc.
                     4 Brussels Street, Worcester, MA 01610
                                 (508) 791-6710
                      (Name, Address and Telephone Number,
                   Including Area Code, of Agent for Service)

                                 with a copy to:

                             Michael A. Refolo, Esq.
                              Bowditch & Dewey, LLP
                      311 Main Street, Worcester, MA 01608
                                 (508) 926-3425

                           --------------------------

                         CALCULATION OF REGISTRATION FEE

================================================================================

                                    Proposed        Proposed
    Title of                         maximum         maximum        Amount of
 securities to    Amount to be   offering price     aggregate     registration
 be registered     registered       per share    offering price        fee
--------------------------------------------------------------------------------
Common Stock,
$.001 par value   10,000,000(2)       $.32         $3,200,000        $376.64

================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, on the basis of the average of the high and low reported price of the Common Stock as reported on the National Association of Securities Dealers OTC Bulletin Board on May 23, 2005.

(2) This Registration Statement covers 10,000,000 additional shares of common stock of Paid, Inc. that are being registered pursuant to the Sales OnLine Direct, Inc. 2001 Non-Qualified Stock Option Plan, as amended (the "Amended Plan"). These shares reflect an increase of 10,000,000 shares authorized under the Amended Plan. This Registration Statement also relates to such presently indeterminable number of additional shares of Common Stock are also registered hereunder as may be issued in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split or other similar change in Common Stock.

================================================================================

                                EXPLANATORY NOTE

      This Registration Statement is filed pursuant to General Instruction E of Form S-8 for the purpose of registering 10,000,000 additional shares of common stock, par value $0.001 per share ("Common Stock"), of Paid, Inc., a Delaware corporation (the "Registrant"), reserved for issuance upon the exercise of stock options or the issuance of restricted stock awards that may be granted under the Sales OnLine Direct, Inc. 2001 Non-Qualified Stock Option Plan. The contents of the Registrant's previously filed Form S-8 Registration Statement No. 333-55180, 333-63268, 333-68718, 333-81290, 333-104402 and 333-108529, as filed with the
SEC on February 7, 2001, June 19, 2001, August 30, 2001, January 24, 2002, April 9, 2003 and September 5, 2003, respectively, are hereby incorporated by reference in this Registration Statement.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8. Exhibits.

Number        Description
------        -----------

4.1* Specimen Common Stock Certificate (Filed as Exhibit 4.1 to the Registrant's Registration Statement on Form SB-2 (Reg. No. 333-48542))

5**           Legal Opinion of Bowditch & Dewey, LLP

23.1** Consent of Bowditch & Dewey, LLP (contained in its opinion filed as Exhibit 5).

23.2**        Consent of Carlin, Charron & Rosen, LLP

24**          Power of Attorney

99.1** Sales OnLine Direct, Inc. 2001 Non-Qualified Stock Option Plan, as amended

----------

* Incorporated by reference. In accordance with Rule 411 promulgated pursuant to the Securities Act, reference is made to the documents noted which have been previously filed with the Commission, and are incorporated by reference herein.

**      Filed herewith.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Form S-8 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Worcester, Massachusetts, on May 17, 2005.

                    PAID, INC.


                    By: /s/ Gregory Rotman
                        --------------------------
                        Gregory Rotman, President

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gregory Rotman and Richard Rotman, and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-8 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      Signature                    Title                               Date
      ---------                    -----                               ----
      /s/ Gregory Rotman           Director, President and Chief       May 9, 2005
      -------------------------    Executive Officer (Principal
      Gregory Rotman               Executive Officer)


      /s/ Richard Rotman           Director, Chief Financial           May 9, 2005
      -------------------------    Officer, Vice President and
      Richard Rotman               Treasurer (Principal Financial
                                   Officer)


      /s/ Andrew Pilaro            Director                            May 9, 2005
      -------------------------
      Andrew Pilaro

                                  EXHIBIT INDEX

Exhibit
Number
----------

4.1* Specimen Common Stock Certificate (Filed as Exhibit 4.1 to the Registrant's Registration Statement on Form SB-2 (Reg. No. 333-48542))

5**           Legal Opinion of Bowditch & Dewey, LLP

23.1** Consent of Bowditch & Dewey, LLP (contained in its opinion filed as Exhibit 5)

23.2**        Consent of Carlin, Charron & Rosen, LLP

24**          Power of Attorney

99.1** Sales OnLine Direct, Inc. 2001 Non-Qualified Stock Option Plan, as amended

----------

* Incorporated by reference. In accordance with Rule 411 promulgated pursuant to the Securities Act, reference is made to the documents noted which have been previously filed with the Commission, and are incorporated by reference herein.

**      Filed herewith.

EXHIBIT 5

                                  May 24, 2005

Paid, Inc.
4 Brussels Street
Worcester, MA 01610

      Re:   Paid, Inc. Registration Statement on Form S-8

Gentlemen:

      We are counsel for Paid, Inc., a Delaware corporation (the "Company"). We have been asked to deliver this opinion in connection with the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), of a Registration Statement on Form S-8 (the "Registration Statement") relating to an additional 10,000,000 shares of the Company's Common Stock, $.001 par value per share (the "Shares") reserved for issuance under the 2001 Non-Qualified Stock Option Plan (the "Plan"). This opinion letter is being rendered in connection with the filing of the Registration Statement.

      We have examined copies of (i) the Certificate of Incorporation, as amended (ii) the Bylaws of the Company, as amended, (iii) the Registration Statement, (iv) the Plan, and (v) resolutions adopted by the Board of Directors of the Company relating to the matters referred to herein (collectively referred to as the "Documents").

      We have assumed, for the purposes of our opinion herein, that any conditions to the issuance of the Shares under the Plan have been or will be satisfied in full. We have relied, without independent investigation, upon the representations and warranties of the various parties as to matters of fact contained in the Documents. We express no legal opinion upon any matter other than that explicitly addressed below, and our express opinion therein contained shall not be interpreted to be an implied opinion upon any other matter.

      Based upon and subject to the foregoing, we are of the opinion that the issuance of the Shares has been duly authorized and, when issued and paid for in accordance with the terms and conditions of the Plan, the Shares will be validly issued, fully paid, and non-assessable.

      The foregoing opinion is limited to the Delaware General Corporation Law, including reported judicial decisions related thereto and the Delaware Constitution, and the laws of the United States of America, and we do not express any opinion herein concerning any other law. We assume no obligation to supplement this opinion if any applicable laws change after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof. The opinion may be relied upon exclusively by you and not by any other person without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our Firm therein. In giving this opinion, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

                         Very truly yours,


                         BOWDITCH & DEWEY, LLP

                                  EXHIBIT 23.2
            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Sales OnLine Direct, Inc. 2001 Non-Qualified Stock Option Plan of our report dated March 16, 2005 with respect to our audit of the consolidated financial statements of Paid, Inc. (a Delaware corporation) included in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission.


Carlin, Charron & Rosen, LLP

Westborough, Massachusetts
May 24, 2005

EXHIBIT 99.1

                            SALES ONLINE DIRECT, INC.

                2001 NON-QUALIFIED STOCK OPTION PLAN, AS AMENDED

Section I. Purpose of the Plan.

      The purposes of this Sales OnLine Direct, Inc. 2001 Non-Qualified Stock Option Plan (the "2001 Plan") are (i) to provide long-term incentives and rewards to those key employees (the "Employee Participants") of Sales OnLine Direct, Inc., a Delaware corporation (the "Corporation"), and its subsidiaries (if any), and any other persons (the "Non-employee Participants") who are in a position to contribute to the long-term success and growth of the Corporation and its subsidiaries, (ii) to assist the Corporation in retaining and attracting executives and key employees and other persons with requisite experience and ability, and (iii) to associate more closely the interests of such executives and key employees and other persons with those of the Corporation's stockholders.

Section II. Definitions.

      "Code" is the Internal Revenue Code of 1986, as it may be amended from time to time.

      "Common Stock" is the common stock, $.001 par value, of the Corporation.

      "Committee" is defined in Section III, paragraph (a).

      "Corporation" is defined in Section I.

      "Employee Participants" is defined in Section I.

      "Fair Market Value" of any property is the value of the property as reasonably determined by the Committee.

      "Incentive Stock Option" is a stock option which is treated as an incentive stock option under Section 422 of the Code.

      "2001 Plan" is defined in Section I.

      "Non-employee Participants" is defined in Section I.

      "Non-qualified Option" is a Stock Option which does not qualify as an Incentive Stock Option or for which the Committee provides, in the terms of such option and at the time such option is granted, that the option shall not be treated as an Incentive Stock Option.

      "Parent Corporation" has the meaning provided in Section 424(e) of the Code.

      "Participants" are all persons who are either Employee Participants or Non-employee Participants.

      "Permanent and Total Disability" has the meaning provided in Section 22(e)(3) of the Code.

      "Rule 16b-3" means Securities and Exchange Commission Rule 16b-3.

      "Section 16" means Section 16 of the Securities Exchange Act of 1934, as amended, or any similar or successor statute, and any rules, regulations, or policies adopted or applied thereunder.

      "Stock Options" are rights granted pursuant to this 2001 Plan to purchase shares of Common Stock at a fixed price.

      "Subsidiary Corporation" has the meaning provided in Section 424(f) of the Code.

Section III. Administration.

      (a) The Committee. This 2001 Plan shall be administered by the Board of Directors or by a compensation committee consisting solely of two or more "non-employee directors", as defined in Rule 16b-3, who shall be designated by the Board of Directors of the Corporation (the administering body is hereafter referred to as the "Committee"). The Committee shall serve at the pleasure of the Board of Directors, which may from time to time, and in its sole discretion, discharge any member, appoint additional new members in substitution for those previously appointed and/or fill vacancies however caused. A majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present shall be deemed the action of the Committee.

      (b) Authority and Discretion of the Committee. Subject to the express provisions of this 2001 Plan and provided that all actions taken shall be consistent with the purposes of this 2001 Plan, and subject to ratification by the Board of Directors only if required by applicable law, the Committee shall have full and complete authority and the sole discretion to: (i) determine those persons who shall constitute key employees eligible to be Employee Participants and others who shall be eligible as Non-employee Participants; (ii) select the Participants to whom Stock Options shall be granted under this 2001 Plan; (iii) determine the size and the form of the Stock Options, if any, to be granted to any Participant; (iv) determine the time or times such Stock Options shall be granted including the grant of Stock Options in connection with other awards made, or compensation paid, to the Participant; (v) establish the terms and conditions upon which such Stock Options may be exercised and/or transferred, including the exercise of Stock Options in connection with other awards made, or compensation paid, to the Participant; (vi) make or alter any restrictions and conditions upon such Stock Options and the Stock received on exercise thereof, including, but not limited to, providing for limitations on the Participant's right to keep any Stock received on termination of employment; (vii) determine whether the Participant or the Corporation has achieved any goals or otherwise satisfied any conditions or requirements that may be imposed on or related to the exercise of Stock Options; and (viii) adopt such rules and regulations, establish, define and/or interpret these and any other terms and conditions, and make all determinations (which may be on a case-by-case basis) deemed necessary or desirable for the administration of this 2001 Plan.

      (c) Applicable Law. This 2001 Plan and all Stock Options shall be governed by the law of the state in which the Corporation is incorporated.

Section IV. Terms of Stock Options.

      (a) Agreements. Stock Options shall be evidenced by a written agreement between the Corporation and the Participant awarded the Stock Option. This agreement shall be in such form, and contain such terms and conditions (not inconsistent with this 2001 Plan) as the Committee may determine. The agreement shall include the following or a similar statement: "This stock option is not intended to be an Incentive Stock Option, as that term is described in Section 422 of the Internal Revenue Code of 1986, as amended."

      (b) Term. Stock Options shall be for such periods as may be determined by the Committee.

      (c) Purchase Price. The purchase price of shares purchased pursuant to any Stock Option shall be determined by the Committee, and shall be paid by the Participant or other person permitted to exercise the Stock Option in full upon exercise, (i) in cash, (ii) by delivery of shares of Common Stock (valued at their Fair Market Value on the date of such exercise), (iii) any other property (valued at its Fair Market Value on the date of such exercise), or (iv) any combination of cash, stock and other property, with any payment made pursuant to subparagraphs (ii), (iii) or (iv) only as permitted by the Committee, in its sole discretion. In no event will the purchase price of Common Stock be less than the par value of the Common Stock.

      (d) Restrictions. At the discretion of the Committee, the Common Stock issued pursuant to the Stock Options granted hereunder may be subject to restrictions on vesting or transferability.

      (e) Withholding of Taxes. Pursuant to applicable federal, state, local or foreign laws, the Corporation may be required to collect income or other taxes upon the grant of a Stock Option to, or exercise of a Stock Option by, a holder. The Corporation may require, as a condition to the exercise of a Stock Option, or demand, at such other time as it may consider appropriate, that the Participant pay the Corporation the amount of any taxes which the Corporation may determine is required to be withheld or collected, and the Participant shall comply with the requirement or demand of the Corporation. In its discretion, the Corporation may withhold shares to be received upon exercise of a Stock Option if it deems this an appropriate method for withholding or collecting taxes.

      (f) Securities Law Compliance. Upon exercise (or partial exercise) of a Stock Option, the Participant or other holder of the Stock Option shall make such representations and furnish such information as may, in the opinion of counsel for the Corporation, be appropriate to permit the Corporation to issue or transfer Stock in compliance with the provisions of applicable federal or state securities laws. The Corporation, in its discretion, may postpone the issuance and delivery of Common Stock upon any exercise of a Stock Option until completion of such registration or other qualification of such shares under any federal or state laws, or stock exchange listing, as the Corporation may consider appropriate. Furthermore, the Corporation is not obligated to register or qualify the shares of Common Stock to be issued upon exercise of a Stock Option under federal or state securities laws (or to register or qualify them at any time thereafter), and it may refuse to issue such shares if, in its sole discretion, registration or exemption from registration is not practical or available. The Corporation may require that prior to the issuance or transfer of Common Stock upon exercise of a Stock Option, the Participant enter into a written agreement to comply with any restrictions on subsequent disposition that the Corporation deems necessary or advisable under any applicable federal and state securities laws. Certificates of Common Stock issued hereunder shall bear a legend reflecting such restrictions.

      (g) Right to Stock Option. No employee of the Corporation or any other person shall have any claim or right to be a participant in this 2001 Plan or to be granted a Stock Option hereunder. Neither this 2001 Plan nor any action taken hereunder shall be construed as giving any person any right to be retained in the employ of or continue to be associated in any way with the Corporation. Nothing contained hereunder shall be construed as giving any person any equity or interest of any kind in any assets of the Corporation or creating a trust of any kind or a fiduciary relationship of any kind between the Corporation and any such person. As to any claim for any unpaid amounts under this 2001 Plan, any person having a claim for payments shall be an unsecured creditor.

      (h) Indemnity. Neither the Board of Directors nor the Committee, nor any members of either, nor any employees of the Corporation or any parent, subsidiary, or other affiliate, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with their responsibilities with respect to this 2001 Plan, and the Corporation hereby agrees to indemnify the members of the Board of Directors, the members of the Committee, and the employees of the Corporation and its parent or subsidiaries in respect of any claim, loss, damage, or expense (including reasonable counsel fees) arising from any such act, omission, interpretation, construction or determination to the full extent permitted by law.

      (i) Participation by Foreigners. Without amending this 2001 Plan, the Committee may modify grants made to Participants who are foreign nationals or employed outside the United States so as to recognize differences in local law, tax policy, or custom.

Section V. Amendment and Termination; Adjustments Upon Changes in Stock.

      The Board of Directors of the Corporation may at any time, and from time to time, amend, suspend or terminate this 2001 Plan or any portion thereof, provided that no amendment shall be made without approval of the Corporation's stockholders if such approval is necessary to comply with any applicable tax requirement, any applicable rules or regulations of the Securities and Exchange Commission, including Rule 16b-3 (or any successor rule thereunder), or the rules and regulations of any exchange or stock market on which the Corporation's securities are listed or quoted. Except as provided herein, no amendment, suspension or termination of this 2001 Plan may affect the rights of a Participant to whom a Stock Option has been granted without such Participant's consent. If there shall be any change in the Common Stock or to any Stock Option granted under this 2001 Plan through merger, consolidation, reorganization, recapitalization, stock dividend, stock split or other change in the corporate structure of the Corporation, appropriate adjustments may be made by the Committee (or if the Corporation is not the surviving corporation in any such transaction, the Board of Directors of the surviving corporation, or its designee) in the aggregate number and kind of shares subject to this 2001 Plan, and the number and kind of shares and the price per share subject to outstanding Stock Options. In connection with the foregoing, the Committee may issue new Stock Options in exchange for outstanding Stock Options.

Section VI. Shares of Stock Subject to the Plan.

      The number of shares of Common Stock that may be the subject of awards under this 2001 Plan shall not exceed an aggregate of 70,000,000 shares. Shares to be delivered under this 2001 Plan may be either authorized but unissued shares of Common Stock or treasury shares. Any shares subject to a Stock Option hereunder which for any reason terminates, is canceled or otherwise expires unexercised, and any shares reacquired by the Corporation due to restrictions imposed on the shares, shares returned because payment is made hereunder in Common Stock of equivalent value rather than in cash, and/or shares reacquired from a recipient for any other reason shall, at such time, no longer count towards the aggregate number of shares which have been the subject of Stock Options issued hereunder, and such number of shares shall be subject to further awards under this 2001 Plan, provided, first, that the total number of shares then eligible for award under this 2001 Plan may not exceed the total specified in the first sentence of this Section VI, and second, that the number of shares subject to further awards shall not be increased in any way that would cause this 2001 Plan or any Stock Option to not comply with Section 16, if applicable to the Corporation.

Section VII. Effective Date and Term of this Plan.

      The effective date of this 2001 Plan is February 1, 2001 (the "Effective Date") and awards under this 2001 Plan may be made for a period of ten years commencing on the Effective Date. The period during which a Stock Option may be exercised may extend beyond that time as provided herein.

DATE OF APPROVAL BY BOARD OF DIRECTORS: As of February 1, 2001, as amended June 12, 2001, August 28, 2001, January 22, 2002, April 7, 2003, September 5, 2003,
and May 5, 2005.